FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                12 December 2006


                               File no. 0-17630


                                    Disposal



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Disposal

                                 NEWS RELEASE

                                                                12 December 2006


                     CRH ANNOUNCES SELECTIVE APAC DISPOSALS

CRH plc, the international building materials group, announces good progress in integrating the operations of Ashland Paving and Construction (APAC) which was acquired by CRH's US subsidiary, Oldcastle Materials, Inc. in August 2006. The integration has focused on overhead reductions and disposals aimed at enhancing the materials focus of APAC.

The disposals, in six separate transactions, of certain APAC contracting and asphalt activities in Georgia, North and South Carolina, Texas and Virginia have realised combined cash proceeds of approximately US$ 215 million (US$ 195 million net of tax). In the 12 months ending June 2006, sales from the disposed operations amounted to US$ 520 million, with EBITDA of approximately US$ 30 million before charging depreciation and amortisation of US$ 18 million. In the same period, these operations produced 6.7 million tons of asphalt using externally sourced aggregates.

Commenting on these developments, Liam O'Mahony, CRH Chief Executive, said " These selective disposals completed over the past three months are consistent with our stated objective of transitioning APAC from its previous emphasis of " construction with materials" to the Oldcastle model of "materials with construction". We are pleased with the progress achieved to-date both in relation to these disposals and in the ongoing realisation of the administration and operational synergies indicated with the acquisition of APAC".


Contact CRH at Dublin 404 1000 (+353 1 404 1000)
Liam O'Mahony, Chief Executive
Myles Lee, Finance Director
Eimear O'Flynn, Head of Investor Relations
Maeve Carton, Group Controller


       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland TELEPHONE
                       +353.1.4041000 FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  12 December 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director